

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2012

Via E-mail
Mr. Eric S. Eissenstat
Senior Vice President, General Counsel and Secretary
Continental Resources, Inc.
20 N. Broadway, 15th Floor
Oklahoma City, Oklahoma 73126

> **Re: Continental Resources, Inc.**
> **Preliminary Proxy Statement Relating to a Merger, Acquisition, or**
> **Disposition on Form PREM14A**
> **Filed April 3, 2012**
> **File No. 1-32886**

Dear Mr. Eissenstat:

We have limited our review of your filing to the issues identified below, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.	We are monitoring this filing for resolution of the comments on your Form 10-K for the fiscal year ended December 31, 2011. In this regard, we note an initial comment letter issued on April 16, 2012.

Background of the Transaction, page 58

2.	Expand the first paragraph to explain circumstances around which you and Wheatland entered into the Participation Agreement and to indicate the terms at which Wheatland acquired the Assets. Provide us with a copy of the Participation Agreement.

3. You disclose that Wheatland first inquired as to the company's interest in a possible transaction in November 2010. Given the affiliation of Messrs. Hamm and Hume to the Company, explain how Wheatland "inquired as to the Company's interest" regarding a possible transaction and had discussions "over the following months."

4. Describe in more detail your "acquisition strategy" and indicate whether you were actively exploring alternative transactions during this period or if the only discussions during this period were with Wheatland's principals.

5. In this regard, at various times, you make reference to alternative transactions. For instance, you disclose that on December 3, 2011 the Special Committee reviewed the steps that would be involved in a possible acquisition of Wheatland or an alternative transaction, and you disclose that on February 17, 2011 Messrs. Monroe and Hamm met and reviewed the methods used to evaluate the Wheatland Assets, including a comparative analysis with other Bakken packages evaluated by the company. Please explain what alternative transactions were considered, and elaborate on how Evercore and the Special Committee concluded on February 27, 2012 that no available alternatives existed similar to those available in the Wheatland transaction.

6. You disclose that at a February 3, 2012 meeting of the Special Committee, Chris Haugen, the company's Vice President—Resource Development, discussed with the Committee various quantitative and qualitative considerations involved in analyzing the Wheatland assets against those involved in previous third party transactions involving the company. Please explain what quantitative and qualitative considerations were discussed in this presentation.

7. We note that Mr. Hume, a principal of Wheatland, provided information with estimates or other information to Mr. Monroe, chairman of the Special Committee, on several occasions. Provide reasonably detailed summaries of that information. For instance, on February 19. 2012, Mr. Hume emailed Mr. Monroe, to discuss various aspects of the Wheatland assets he felt should be given weight by the Committee and Evercore in their analysis of comparable transactions and performance projections, as well as highlighting features that he felt would be of particular benefit to the company. It appears that on February 21, 2012 Mr. Monroe met with Mr. Hume to discuss the items raised in his earlier e-mail. Address these and similar discussions.

Reasons for the Acquisition; Recommendation of the Disinterested Members of the Board, page 64

8. The factors listed appear to be positive factors the Board considered in favor of the acquisition, while we note that those listed under "Certain Effects of Proposal 3" on page 72 appear to be negative factors considered. Please clarify if those certain effects of proposal 3 were the only negative factors the board considered.

Opinion of Evercore to the Special Committee, page 65

Valuation of Wheatland, page 67

Net Asset Valuation Analyses, page 67

9.   You disclose that Evercore evaluated four pricing scenarios in which the principal
        variables were oil and gas prices. In this regard, you disclose that the four pricing
        scenarios were based on benchmarks for spot sales of West Texas Intermediate crude
        oil and spot sales of Henry Hub natural gas. You disclose that three scenarios
        involved natural gas projections of $3.00, $4.00, and $5.00 per million British
        thermal units. The quantitative information used by Evercore is disclosed as based on
        market data that existed on March 23, 2012. In this regard, we note that the closing
        price for spot sales of Henry Hub natural gas on March 23, 2012 was $2.07 per MBtu,
        having steadily declined over the last 12 months. Please explain how Evercor
        concluded that $3.00 per MBtu was the lowest natural gas price appropriate to use in
        its net asset value scenarios, when market data on March 23, 2012 suggest much
        lower spot prices for Henry Hub natural gas.

Precedent M&A Transaction Analysis, page 68

10.   Please disclose how the 16 comparable oil and gas property transactions announced
        between January 2010 and March 2012 were chosen. Also disclose if any
        comparables that met these criteria were excluded from the analysis, and if so, the
        reasons for such exclusions. This comment applies also to those precedent M&A
        transactions analyses disclosed on page 71.

11.   Please elaborate on how Evercore applied transaction multiples to determine an
        implied net asset value range. This comment applies also to those precedent M&A
        transactions analyses disclosed on page 71, in terms of how Evercore applied
        transaction multiples to determine implied equity value ranges.

Miscellaneous, page 71

12.   You disclose here and in the opinion in Annex A that Evercore presented these
        analyses "solely for the information and benefit" of the Special Committee.
        Shareholders are entitled to rely upon all disclosure contained in the proxy statement,
        especially as it relates to the fairness of the consideration to be paid by the company.
        Please delete this limitation or disclose the basis for your belief that stockholders
        cannot rely on the opinion to support any claims arising under applicable state law.
        Describe any applicable authority or disclose that the availability of this defense will
        be resolved by a court of competent jurisdiction. Also disclose that the resolution
        will have no effect on the rights and responsibilities of the board of directors under
        applicable state law and disclose that the availability of the defense would have no
        effect on the rights and responsibilities of the financial advisor or the board of
        directors under federal securities laws. Please see section II.D.1 of the November 14,

2000 Division of Corporation Finance Current Issues Outline available at
www.sec.gov/pdf/cfcr112k.pdf.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kevin Dougherty at (202) 551-3271 or, in his absence, the undersigned at (202) 551-3745 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director